FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2009

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

3 Abba Eban Blvd., Herzliya, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....         Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........            No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant's Form 6-K for the month of October 2009 and incorporated by reference herein is the Registrant's immediate report dated October 29, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein

CEO

dated:

October 29th, 2009

Formula Systems Announces Annual General Meeting Results

HERZLIYA, Israel, October 29, 2009,  Formula Systems (1985) Ltd (the "Company") (NASDAQ: FORTY; TASE: FORT) a leading provider of information technology products, solutions and services, announced today the results of the Company's annual general meeting of shareholders which was held on October 29, 2009 at the Company's offices in Herzliya, Israel.

The following resolutions were approved by the shareholders:

1.

The appointment of Naftali Shani, Shimon Laor, Tal Barnoach, Dafna Cohen and Dr. Shlomo Nass as directors of the Company;

2.

The reappointment of Dr. Ronnie Vinkler and Ofer Lavie as outside directors for an additional three-year term;

3.

The reappointment of BDO Ziv Haft as the Company's independent auditor; and the authorization of the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Contact: Guy Bernstein, chief executive officer, Formula Systems Ltd. +972-9-959-8800